Exhibit (e)(3)

Form of

Schedule A

As of February 1, 2026, this Schedule A forms a part of the Principal Underwriter Agreement dated as of May 1, 2023 between MassMutual Advantage Funds and MML Distributors, LLC. As of February 1, 2026, this Schedule A supersedes any previous version of said Schedule A.

Name of Series	Classes of Shares
MML Barings Floating Rate Fund	I, Y, A, C, M1, M2
MML Barings Unconstrained Income Fund	I, Y, A, C, M1, M2
MML Clinton Limited Term Municipal Fund	I, Y, A
MML Clinton Municipal Credit Opportunities Fund	I, Y, A
MML Clinton Municipal Fund	I, Y, A

MASSMUTUAL ADVANTAGE FUNDS		MML DISTRIBUTORS, LLC

By:		By:
Name:	Renée Hitchcock	Name:	Douglas Steele
Title:	CFO and Treasurer	Title:	President